UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30317/ December 26, 2012

In the Matter of

BLACKSTONE ALTERNATIVE ALPHA FUND
BLACKSTONE ALTERNATIVE ALPHA MASTER FUND
BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.
BLACKSTONE ADVISORY PARTNERS L.P.

345 Park Avenue, 28th Floor
New York, NY 10154

(812-14026)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

Blackstone Alternative Alpha Fund, Blackstone Alternative Alpha Master Fund, Blackstone
Alternative Asset Management L.P. and Blackstone Advisory Partners L.P. filed an application
on April 13, 2012, and an amendment to the application on September 19, 2012, requesting an
order under section 6(c) of the Investment Company Act of 1940 (“Act”) granting an exemption
from sections 18(c) and 18(i) of the Act, and pursuant to section 17(d) of the Act and rule 17d-1
under the Act. The order permits certain registered closed-end management investment
companies to issue multiple classes of shares and to impose asset-based service and/or
distribution fees and contingent deferred sales loads.

On November 26, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 30280). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Blackstone Alternative Alpha Fund, <u>et al</u>. (File No. 812-14026),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary